UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               BRAVO! BRANDS INC.
                              --------------------
                               (Name of Issuer)


                   Common Stock, $0.001 par value per share
                -----------------------------------------------
                        (Title of Class of Securities)


                                  105666101
                -----------------------------------------------
                                (CUSIP Number)


                              December 31, 2007
                -----------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                             [ X ]   Rule 13d-1(b)

                             [   ]   Rule 13d-1(c)

                             [   ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 11 Pages
                            Exhibit Index: Page 10

                                 SCHEDULE 13G

CUSIP No.: 105666101                                         Page 2 of 11 Pages

................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     MAGNETAR FINANCIAL LLC
................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
................................................................................
3.   SEC Use Only
................................................................................
4.   Citizenship or Place of Organization

     Delaware
................................................................................
Number of             5.   Sole Voting Power                  None
Shares               ..........................................................
Beneficially          6.   Shared Voting Power                9,374,997/1/
Owned by Each        ..........................................................
Reporting             7.   Sole Dispositive Power             None
Person With          ..........................................................
                      8.   Shared Dispositive Power           9,374,997/1/
................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     9,374,997/1/
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [  ]
................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     3.75% based on 249,974,695 shares outstanding as of May 10, 2007./1/
................................................................................
12.  Type of Reporting Person:

     IA; OO

--------------------
/1/ This figure includes a total of 9,374,997 Shares, the Reporting Person is entitled to obtain upon exercise of warrants to purchase the Shares. The warrants, which are immediately exercisable at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the shares then issued and outstanding.

                                 SCHEDULE 13G

CUSIP No.: 105666101                                         Page 3 of 11 Pages

................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     MAGNETAR CAPITAL PARTNERS LP
................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
................................................................................
3.   SEC Use Only
................................................................................
4.   Citizenship or Place of Organization

     Delaware
................................................................................
Number of             5.   Sole Voting Power                  None
Shares               ..........................................................
Beneficially          6.   Shared Voting Power                9,374,997/1/
Owned by Each        ..........................................................
Reporting             7.   Sole Dispositive Power             None
Person With          ..........................................................
                      8.   Shared Dispositive Power           9,374,997/1/
................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     9,374,997/1/
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [  ]
................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     3.75% based on 249,974,695 shares outstanding, as of May 10, 2007./1/
................................................................................
12.  Type of Reporting Person:

     HC; OO

/1/ This figure includes a total of 9,374,997  Shares,  the Reporting Person is
entitled to obtain upon exercise of warrants to purchase the Shares.   The
warrants, which are immediately exercisable at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the shares then issued and outstanding.

                                 SCHEDULE 13G

CUSIP No.: 105666101                                         Page 4 of 11 Pages

................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     SUPERNOVA MANAGEMENT LLC
................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
................................................................................
3.   SEC Use Only
................................................................................
4.   Citizenship or Place of Organization

     Delaware
................................................................................
Number of             5.   Sole Voting Power                  None
Shares               ..........................................................
Beneficially          6.   Shared Voting Power                9,374,997/1/
Owned by Each        ..........................................................
Reporting             7.   Sole Dispositive Power             None
Person With          ..........................................................
                      8.   Shared Dispositive Power           9,374,997/1/
................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     9,374,997/1/
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [  ]
................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     3.75% based on 249,974,695 shares outstanding as of May 10, 2007./1/
................................................................................
12.  Type of Reporting Person:

     HC; OO


--------------------
/1/  This figure includes a total of 9,374,997 Shares, the Reporting Person is
entitled to obtain upon exercise of warrants to purchase the Shares.   The
warrants, which are immediately exercisable at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the shares then issued and outstanding.

                                 SCHEDULE 13G

CUSIP No.: 105666101                                         Page 5 of 11 Pages

................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     ALEC N. LITOWITZ
................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
................................................................................
3.   SEC Use Only
................................................................................
4.   Citizenship or Place of Organization

     United States of America
................................................................................
Number of             5.   Sole Voting Power                  None
Shares               ..........................................................
Beneficially          6.   Shared Voting Power                9,374,997/1/
Owned by Each        ..........................................................
Reporting             7.   Sole Dispositive Power             None
Person With          ..........................................................
                      8.   Shared Dispositive Power           9,374,997/1/
................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     9,374,997/1/
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [  ]
................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     3.75% based on 249,974,695 shares outstanding as of May 10, 2007./1/
................................................................................
12.  Type of Reporting Person:

     HC


--------------------
/1/  This figure includes a total of 9,374,997 Shares, the Reporting Person is
entitled to obtain upon exercise of warrants to purchase the Shares.   The
warrants, which are immediately exercisable at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the shares then issued and outstanding.

                                                            Page 6 of 11 Pages

Item 1(a).  Name of Issuer:

            Bravo! Brands Inc. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            11300 U.S. Highway 1, Suite 400, North Palm Beach, FL 33408.

Item 2(a).  Name of Person Filing:

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i)    Magnetar Financial LLC ("Magnetar Financial");

            ii)   Magnetar Capital Partners LP ("Magnetar Capital Partners");

            iii)  Supernova Management LLC ("Supernova Management"); and

            iv)   Alec N. Litowitz ("Mr. Litowitz").

            This Statement relates to Shares (as defined herein) and warrants to purchase Shares held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"). Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Magnetar Financial is a registered investment adviser under
Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).  Citizenship:

            i)    Magnetar  Financial  is  a Delaware limited liability company;

            ii)   Magnetar  Capital Partners  is a Delaware limited partnership;

            iii)  Supernova   Management  is  a   Delaware   limited   liability
company; and

            iv)   Mr. Litowitz  is  a  citizen  of the United States of America.

                                                            Page 7 of 11 Pages

Item 2(d).  Title of Class of Securities:

            Common Stock, $0.001 par value per share (the "Shares")

Item 2(e).  CUSIP Number:

            105666101

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
            (b) [ ]  Bank  as  defined  in  Section 3(a)(6) of the Exchange Act.
            (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
            (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
            (e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            As of December 31, 2007, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of the 9,374,997 Shares held for the account of Magnetar Capital Master Fund. This amount consists of 9,374,997 Shares issuable upon the conversion of certain warrants held for the account of Magnetar Capital Master Fund.

Item 4(b)   Percent of Class:

            The number of Shares of which each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 3.75% of the 249,974,695 total number of Shares outstanding (based upon information provided by the issuer in its most recently filed registration statement on Form 10-Q)./1/

Item 4(c)   Number of Shares of which such person has:

Magnetar Financial:
-------------------

(i) Sole power to vote or direct the vote:                                   0

(ii) Shared power to vote or direct the vote:                     9,374,997/1/

(iii) Sole power to dispose or direct the disposition of:                    0

(iv) Shared power to dispose or direct the disposition of:        9,374,997/1/


Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                   0

(ii) Shared power to vote or direct the vote:                     9,374,997/1/

(iii) Sole power to dispose or direct the disposition of:                    0

(iv) Shared power to dispose or direct the disposition of:        9,374,997/1/


--------------------

/1/ This figure includes a total of 9,374,997 Shares, the Reporting Person is entitled to obtain upon exercise of warrants to purchase the Shares. The warrants, which are immediately exercisable at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the shares then issued and outstanding.

                                                            Page 8 of 11 Pages


Item 5.     Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See disclosure in Item 2 hereof.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 9 of 11 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008              MAGNETAR FINANCIAL LLC

                                     By: Magnetar Capital Partners LP
                                          As Sole Member


                                     By:  /s/ Alec N. Litowitz
                                          ----------------------------------
                                     Name:   Alec N. Litowitz
                                     Title:  Manager of Supernova Management
                                             LLC, as General Partner of
                                             Magnetar Capital Partner LP


Date: February 13, 2008              MAGNETAR CAPITAL PARTNERS LP


                                     By:  /s/ Alec N. Litowitz
                                          ----------------------------------
                                     Name:   Alec N. Litowitz
                                     Title:  Manager of Supernova Management
                                             LLC, as General Partner of
                                             Magnetar Capital Partner LP


Date: February 13, 2008              SUPERNOVA MANAGEMENT LLC


                                     By:  /s/ Alec N. Litowitz
                                          ----------------------------------
                                     Name:   Alec N. Litowitz
                                     Title:  Manager


Date: February 13, 2008              ALEC N. LITOWITZ


                                    /s/ Alec N. Litowitz
                                    ----------------------------------------

                                                           Page 10 of 11 Pages

                                 EXHIBIT INDEX


Ex.                                                                   Page No.
---                                                                   --------

A.    Joint Filing Agreement, dated February 13, 2008 by and among
      Magnetar Financial LLC, Magnetar Capital Partners LP,
      Supernova Management LLC, and Alec N. Litowitz................        11

                                                           Page 11 of 11 Pages


                                   EXHIBIT A

                            JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Bravo! Brand, Inc. dated as of February 13, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: February 13, 2008              MAGNETAR FINANCIAL LLC

                                     By: Magnetar Capital Partners LP
                                          As Sole Member

                                     By:  /s/ Alec N. Litowitz
                                          ----------------------------------
                                     Name:   Alec N. Litowitz
                                     Title:  Manager of Supernova Management
                                             LLC, as General Partner of
                                             Magnetar Capital Partner LP


Date: February 13, 2008              MAGNETAR CAPITAL PARTNERS LP


                                     By:  /s/ Alec N. Litowitz
                                          ----------------------------------
                                     Name:   Alec N. Litowitz
                                     Title:  Manager of Supernova Management
                                             LLC, as General Partner of
                                             Magnetar Capital Partner LP


Date: February 13, 2008              SUPERNOVA MANAGEMENT LLC


                                     By:  /s/ Alec N. Litowitz
                                          ----------------------------------
                                     Name:   Alec N. Litowitz
                                     Title:  Manager


Date: February 13, 2008              ALEC N. LITOWITZ


                                    /s/ Alec N. Litowitz
                                    ----------------------------------------